September 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director Dorie Yale, Staff Attorney

Re:	McGraw Conglomerate Corporation
Registration Statement on Form S-1 File No. 024-10657 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Hayes:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, McGraw Conglomerate Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Offering Statement on Form 1-A (File No. 024-10657), as amended (the “Offering Statement”), so that it may become effective at 2:00 p.m. Eastern Daylight Time on Friday, September 22, 2017, or as soon as practicable thereafter. There are no underwriters relating to the issuance of the securities being qualified and, accordingly, none join in this request for acceleration.

The Registrant hereby authorizes Randall S. Goulding of Securities Counselors, Inc. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement effective, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

1900 E Golf Rd, Schaumburg, IL 60173 / 888-525-0010 / admin@mcgrawusa.com

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(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Goulding at (847) 948-5431. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Offering Statement be sent to Securities Counselors, Inc., attention: Randall S. Goulding, via facsimile at (484) 450-5130.

Best Regards,

MCGRAW CONGLOMERATE CORPORATION

/s/ Kinney L. McGraw
CEO and President

cc: Randall S. Goulding

1900 E Golf Rd, Schaumburg, IL 60173 / 888-525-0010 / admin@mcgrawusa.com

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